UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carter’s, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-31829	13-3912933
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

Phipps Tower 3438 Peachtree Road, N.E., Suite 1800, Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip code)

Michael C. Wu Senior Vice President, General Counsel and Secretary	678-399-4515
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

1. Introduction

Carters, Inc. (the “Company”) is the largest branded marketer in the United States and Canada of apparel and related products exclusively for babies and young children. The Company owns the Carter’s and OshKosh B’gosh brands, two of the most recognized brands in the marketplace. These brands are sold in leading department stores, national chains, and specialty retailers domestically and internationally. They are also sold through more than 900 Company-operated stores in the United States and Canada and on-line at www.carters.com, www.oshkoshbgosh.com, and www.cartersoshkosh.ca. The Company’s Just One You, and Precious Firsts brands are available at Target, and its Child of Mine brand is available at Walmart. Carter’s is headquartered in Atlanta, Georgia. Additional information may be found at www.carters.com.

The Company contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as apparel (products made with metallized yarns) or apparel products with trim, including, but not limited to, zippers, clasps, buttons, buckles, rivets, snaps, hooks, eyes, and other fasteners. As these materials are necessary to the Company’s products, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (the “DRC”) and surrounding area.

2. Conflict Minerals Disclosures

In accordance with the execution of this policy, the Company has concluded in good faith that during 2016:

a)	The Company contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)	Based on a “reasonable country of origin inquiry” (“RCOI”) and subsequent due diligence, the Company does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, the Company’s products are DRC conflict undeterminable.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at www.carters.com.

3. Reasonable Country of Origin Inquiry Description

To implement the RCOI, the Company’s suppliers were engaged to collect information regarding the presence and sourcing 3TG used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence, Inc. (“Source Intelligence”).

Supplier engagement followed these steps:

•	An introduction email was sent to direct suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request, up to 12 reminder emails were sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who remained non-responsive to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the request.

An escalation process was initiated with the Company for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners for listed metals, and organizations that were identified as smelters or refiners but not verified as such through further analysis and research.

4. RCOI Results

A total of 188 suppliers were identified as in-scope for conflict minerals regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 98%. Of these responding suppliers, 10% responded yes as to having one or more 3TG as necessary to the functionality or production of the products they supply to the Company.

5. Due Diligence

A description of the measures the Company took to exercise due diligence on the source and chain of custody of its conflict minerals for which the Company knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Carter’s, Inc.

By:	/s/ Michael C. Wu	May 31, 2017
Michael C. Wu
Senior Vice President, General Counsel and Secretary